Exhibit (a)(5)(a)

Cole Real Estate Investments, Inc. Announces Commencement of Tender Offer to Purchase up to $250 Million of its Common Stock

PHOENIX, AZ – June 20, 2013 – Cole Real Estate Investments, Inc. (NYSE: COLE), formerly known as Cole Credit Property Trust III, Inc., announced today that it has commenced a modified “Dutch auction” tender offer to purchase for cash up to $250 million in value of its shares of common stock on the terms and subject to the conditions described in its Offer to Purchase dated June 20, 2013. Under the terms of the tender offer, the company intends to select the lowest price, not greater than $13.00 nor less than $12.25 per share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, which would enable the company to purchase the maximum number of shares having an aggregate purchase price not exceeding $250 million. Stockholders may tender all or a portion of their shares of common stock. Stockholders also may choose not to tender any of their shares of common stock. If the tender offer is oversubscribed, shares will be accepted on a prorated basis, subject to “odd lot” priority. The company intends to fund the purchase price for shares of common stock accepted for payment pursuant to the tender offer, and all related fees and expenses, from available cash and/or borrowings under the existing senior unsecured credit facility.

The tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on August 8, 2013, unless the tender offer is extended or withdrawn. If stockholders elect to tender shares of common stock, they must choose the price or prices at which they wish to tender their shares and follow the instructions described in the Offer to Purchase, the related letter of transmittal and the other documents related to the tender offer filed with the Securities and Exchange Commission.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the company. The tender offer will be made only pursuant to the offer to purchase, letter of transmittal and related materials that the company is distributing to its stockholders and will file with the SEC. The full details of the tender offer, including complete instructions on how to tender shares of common stock, are included in the offer to purchase, the letter of transmittal and other related materials that the company is distributing to stockholders and will file with the SEC. Stockholders are urged to carefully read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer.

Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the company files with the SEC at the SEC’s website at http://www.sec.gov or by calling D.F. King & Co., Inc., the information agent for the tender offer, at (800) 659-6590 (Toll Free) or (212) 269-5550 (Collect). Questions and requests for assistance by retail stockholders may be directed to D.F. King & Co., Inc. at the numbers above. As described in the Offer to Purchase, questions and requests for assistance by institutional stockholders may be directed to the dealer managers for the tender offer, Goldman, Sachs & Co. or Lazard Frères & Co. LLC. In addition, copies of documents filed by the company with the SEC will be available free of charge by directing a request to Cole Real Estate Investments, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, Attention: Investor Relations.

About Cole Real Estate Investments, Inc.

Cole Real Estate Investments, Inc. (formerly known as Cole Credit Property Trust III, Inc.) is an industry-leading REIT that acquires and manages real estate assets leased long-term to a high-quality, diversified tenant base. Since 1979, Cole has leveraged its deep relationships, efficiencies of scale and rigorous operational processes to acquire and actively manage retail, office and industrial properties. As of March 31, 2013, Cole Real Estate Investments owned $7.7 billion of gross assets, which included 1,013 properties representing approximately 43 million square feet of commercial real estate in 48 states. Through its private capital business, Cole Capital, Cole manages 1,031 additional properties with an aggregate purchase price of approximately $5.3 billion. To learn more, visit www.colereit.com.

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements. Words such as “may,” “will,” “intends,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution readers not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this press release. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this press release. Except as required by law, we undertake no obligation to update or revise forward-looking statements to reflect future changes or events.

Contacts
John Bacon	Jessica Thorsheim
Cole Real Estate Investments, Inc.	Cole Real Estate Investments, Inc.
Vice President, Marketing	Director, Strategic Relations
602.778.6057	602.778.6324
jbacon@colecapital.com	jthorsheim@colecapital.com

Meaghan Repko / Nick Lamplough	Tom Nolan/Eric Waters
Joele Frank, Wilkinson Brimmer Katcher	Great Ink Communications
212.355.4449	212.741.2977